UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):\

___ Form 10-K	___Form 20-F	___Form 11-K	X Form 10-Q	___Form N-SAR	___Form N-CSR

FOR PERIOD ENDED:   September 30, 2010

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

GENESIS SOLAR CORPORATION
Full Name of Registrant

___________________________
Former Name if Applicable

4600 South Ulster Street, Suite 800
Address of Principal Executive Office (Street and Number)

Denver, Colorado, 80237
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Genesis Solar Corporation (“Genesis Solar”) is short-staffed with a single employee and could not complete the disclosure to be included in the quarterly report on Form 10-Q for the quarter ended September 30, 2010 in the time necessary to submit the report by the filing deadline.  Additionally, during and after the quarter ended September 30, 2010 Genesis Solar has been involved in negotiations with third parties related to potential business opportunities and/or transactions and those negotiations have required a significant amount of management’s attention.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Herrick K. Lidstone, Jr., Esq.	(303)	796-2626
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).            [ X ] Yes  [  ] No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       [X] Yes [] No  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GENESIS SOLAR CORPORATION
 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2010	By: /s/ David W. Brenman
David W. Brenman, President

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ATTACHMENT 1 TO
FORM 12b-25
NOTIFICATION OF LATE FILING

Genesis Solar recognized a net loss of approximately $(27,000) for the quarter ended September 30, 2010, as compared to a net loss of approximately $(71,000) for the quarter ended September 30, 2009. Genesis Solar recognized a net a loss of approximately $(175,200) for the six months ended September 30, 2010, as compared to a net loss of approximately $(138,800) for the six months ended September 30, 2009.  The net loss was significantly less during the 2010 fiscal periods primarily because during the 2009 periods Genesis Solar engaged in more activities with respect to the transactions it was (and is) exploring involving Genesis Solar Espana, S.L.,  which contributed to Genesis Solar incurring significantly greater expenses (such as general and administrative expenses and legal fees) during the 2009 periods.    Genesis Solar’s potential acquisition of Genesis Solar Espana, S.L. is further described in Genesis Solar’s 2010 annual report on Form 10-K and in subsequent reports filed with the Securities and Exchange Commission.